Re: Questions 72DD1, 72DD2, 73A1, 73A2, 74U1, 74U2,
74V1 and 74V2

 The following fund offers Investor Class, Service
 Class and Class A shares.
         Money Market ProFund (Series 6)


 Within the N-SAR, the total income dividends
 (72DD1 and 72DD2) and number of shares (74U1 and 74U2) presented have been combined as follows:

	 72DD1/74U1   Investor Class shares
	 72DD2/74U2   Service Class and Class A shares

 The following is a class breakout of the total income distributions (000's), NAV's, income distributions per share and shares outstanding(000's) at June 20, 2009:


	     Total
	    Income
	  Distributions   NAV	Income 		Shares
	    (000's)	  per  Distributions   Outstanding
			 share			(000's)
Investor Class

 	        230 	 1.000 	 - 	 522,819


Service Class
        	 20 	 1.000 	 - 	   134,474


Class A

	         -	 1.000 	 - 	 624